UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

G47048106

(CUSIP Number)

October 1, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

CUSIP No.: G47048106		13G

1.	Names of Reporting Persons. LIM Advisors Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person: FI

CUSIP No.: G47048106		13G

1.	Names of Reporting Persons. LIM Asia Multi-Strategy Fund Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person: OO

CUSIP No.: G47048106		13G

1.	Names of Reporting Persons. Long Investment Management International Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person: HC, OO

CUSIP No.: G47048106		13G

1.	Names of Reporting Persons. George W. Long

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person: HC, IN

CUSIP No.: G47048106	13G

Item 1(a).	Name of Issuer:

iClick Interactive Asia Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay Hong Kong

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) LIM Advisors Limited (“LIM”); ii) LIM Asia Multi-Strategy Fund Inc. (“LAMSF”); iii) Long Investment Management International Ltd. (“LIMIL”) iv) George W. Long (“Mr. Long”)

This statement relates to Shares (as defined herein) held for the account of LAMSF. LIM is the investment adviser to LAMSF, LIMIL is the sole shareholder of LIM and Mr. Long is the controlling shareholder of LIMIL.  In such capacities, LIM, LIMIL and Mr. Long may be deemed to have direct or indirect voting and dispositive power over the Shares held for the account of LAMSF.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of LIM and Mr. Long is 19/F, Ruttonjee House, 11 Duddell Street, Central, Hong Kong.  The principal business address of each of LAMSF and LIMIL is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship:

i) LIM is a Hong Kong limited company ii) LAMSF is a British Virgin Islands limited company iii) LIMIL is a British Virgin Islands limited company iv) Mr. Long is a citizen of the United States

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.001 per share (“Shares”).

Item 2(e).	CUSIP Number:

G47048106

CUSIP No.: G47048106	13G

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.

The Reporting Persons do not beneficially own any Shares of Class A Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class:

The Reporting Persons have ceased to be beneficial owners of more than 5% of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

CUSIP No.: G47048106	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2019

LIM Advisors Limited

By:	/s/ Benjamin Mak
Name:	Benjamin Mak
Title:	Chief Executive Officer

LIM Asia Multi-Strategy Fund Inc.

By:	/s/ Benjamin Mak
Name:	Benjamin Mak
Title:	Authorized Representative

Long Investment Management International Ltd.

By:	/s/ Benjamin Mak
Name:	Benjamin Mak
Title:	Authorized Representative

By:	/s/ George W. Long
Name:	George W. Long

EXHIBIT INDEX

Ex.

99.1	Joint Filing Agreement